[Simpson Thacher & Bartlett LLP Letterhead]

August 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Craig Slivka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eaton Corporation Limited

Amendment No. 1 to Registration Statement on Form S-4

Amended August 1, 2012

File No. 333-182303

Dear Mr. Slivka:

On behalf of Eaton Corporation Ltd. (the “Company” or “New Eaton”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 15, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on August 1, 2012 (the “Registration Statement”), including the Joint Proxy Statement/Prospectus. We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, five courtesy copies of Amendment No. 2 marked to show changes from the Registration Statement as filed on August 1, 2012, and five clean courtesy copies of Amendment No. 2. In this letter we refer to Eaton Corporation as “Eaton” and to Cooper Industries plc as “Cooper.”

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Eaton and Cooper.

Securities and Exchange Commission

Attention: Craig Slivka

Eaton Corporation: Notice of Special Meeting of Shareholders

1.	We note that in response to comment 11 of our letter dated July 19, 2012 you state that you do not believe that unbundling of certain affected provisions of the Eaton governance documents is required because the changes are either not the type of governance changes identified in the relevant Staff Telephone Interpretation or are required by Irish law. However, we note that certain changes to the governing documents do appear to be the type of material provisions affected by the transaction that generally would be required to be set out as separate proposals regardless of the reasons for their adoption. For example, we note that Eaton’s articles of incorporation can be generally be amended by a majority of shareholders or of two-thirds of shareholders, depending on the type of amendment. However, it appears that the memorandum and articles of association of New Eaton may only be amended by a special resolution of shareholders, which will require the approval of not less than 75% of the New Eaton shareholders. Similarly, we note that under Eaton’s governing documents, it appears that shareholders can act by written consent of either a majority or two-thirds of the shareholders, depending on the resolution, while your disclosure on page 180 states that New Eaton shareholders may only take action by written consent where such consent is unanimous. Further, we note the list of material differences between the rights of shareholders of Eaton and New Eaton that is included on page 28, and that this list includes material differences in the removal of directors, quorum for shareholder meetings, and shareholder action by written consent, among others.

These are just examples. Please provide us with your analysis as to why the approval of the various affected governance provisions, including, but not limited to, the examples cited above, should not be unbundled and presented as separate matters.

In preparing the Articles of Association of New Eaton (the “New Eaton Articles”), the goal was to preserve, insofar as possible, all of the rights of shareholders of Eaton as such rights currently exist under Ohio law and Eaton’s articles of association and regulations. However, as a result of differences between Ohio law and Irish law, it was not possible to preserve all such rights. As indicated on page 169 of the Registration Statement, the material differences between the governing documents of Eaton and those of New Eaton are required by Irish law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction. For the reasons described below, we do not believe that these differences can be unbundled from the merger proposal and presented as separate matters to be voted on by Eaton shareholders.

Securities and Exchange Commission

Attention: Craig Slivka

The Staff previously has acknowledged that the unbundling rule does not require separate proposals with respect to differences in governing documents that are required by differences in law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction. See, e.g., Response Letter to Staff Comments, Covidien Ltd., dated March 27, 2009; Response Letter to Staff Comments, Covidien Ltd., dated March 11, 2009; Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 28, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 22, 2009. The Staff’s approach is consistent with the purpose of the unbundling rule: “to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently.” Exchange Act Release No. 30849, June 23, 1992, at 15. Unlike a situation where, for example, a company has chosen to bundle, in a single proposal, proposals for a business combination and certain additional charter amendments that are not legally necessary to implement the business combination, the changes to shareholder rights that necessarily follow from a transaction that changes the law applicable to shareholders are not separate parts of a “package” of proposals; rather, the changes are simply the consequences of the transaction, and are inseparable from it.

In this merger, the material changes in the governance rights of Eaton shareholders that will result from the merger are required by differences between Ohio and Irish law and are not changes that the board of directors of Eaton has separately chosen to “package” as a single proposal. They are one and the same proposal and it would not, under any circumstances, be feasible for shareholders to choose among these required changes to their rights. Proposals that are meant to be set out separately under the unbundling rule are ones where a company could conceivably implement one and not another and it is the company’s choice to combine them into a singular, “all or nothing” proposal, thereby preventing shareholders from expressing their views separately as to each proposal. See

Securities and Exchange Commission

Attention: Craig Slivka

Exchange Act Release No. 30849, June 23, 1992, at 59-60 (“It furthers the purposes underlying Rule 14a-A(b)(1), to allow shareholders to vote for, against or abstain on each matter presented, and not have the soliciting party determine the shareholder’s choices.”) (emphasis added). In that circumstance, “[a]lthough the board of directors may not be legally obligated to proceed with a favorable proposal after a negative vote on the unpopular portions of the package, and is legally entitled to proceed with the package as a whole once approved despite a significant number of negative votes or abstentions on one of the proposals, it may review those options in light of a significant expression of shareholder sentiment against the package as formulated.” Exchange Act Release No. 31326, October 16, 1992, at 72-73. With respect to the merger proposal and the resulting changes to the governance rights of shareholders, however, under no circumstances is it possible for Eaton to implement some but not all of the required changes to shareholder rights.

The Eaton shareholders could no more approve the merger proposal, which would result in an exchange of shares of an Ohio corporation for shares of an Irish company, without also accepting the necessary changes in shareholder rights that follow from the applicability of Irish law, than they could approve the merger without accepting the taxable nature of the merger. All of these aspects of the merger are fully described in the Registration Statement in order to give shareholders a full understanding of what they are approving when they vote to approve the merger proposal. If shareholders do not want a taxable transaction, they may elect to vote against it. Likewise, shareholders cannot vote to become shareholders of New Eaton without accepting the changes to their shareholder rights that necessarily follow from that decision.

The material differences between the rights of Eaton and New Eaton shareholders described in the section of the Registration Statement headed “Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares” result from differences in the laws of Ohio and Ireland. In a large number of the cases, the referenced differences are summaries of provisions of Irish law that are not reflected in the New Eaton Articles, but rather are merely applicable to all shareholders of Irish companies. For example, the Eaton articles of incorporation may be amended by a majority of shareholders, subject to certain exceptions. By contrast, Irish statutory law provides that an amendment of an Irish public limited company’s articles must be approved by a special resolution (requiring 75% of the votes cast) unless a higher threshold is specified in the articles; accordingly, it is not possible to replicate the provisions governing amendments of Eaton’s organizational documents with respect to New Eaton. (The New Eaton Articles are silent on amendment requirements, and therefore the default 75% rule applies.) In other circumstances, the differences described in the comparison result from underlying Irish statutory rules that are also reflected in the New Eaton Articles. For example, the Eaton regulations (and Ohio law) provide that

Securities and Exchange Commission

Attention: Craig Slivka

shareholders must receive not less than seven days nor more than 60 days’ notice of a shareholder meeting. By contrast, Irish statutory law provides for a minimum notice period of 21 days for an annual meeting or extraordinary general meeting to approve a special resolution and 14 days’ notice for any other extraordinary general meeting. The New Eaton Articles, like the model form articles of association contained in the Irish Companies Acts and used by most Irish public limited companies, set forth notice provisions consistent with these Irish statutory provisions (see article 48 of the New Eaton Articles). This express language in the New Eaton Articles, like other provisions of governing documents which merely reflect underlying law rather than establishing rules that would not otherwise apply, make it easier for shareholders to understand the rules that apply to them. If such provisions were not included in the actual governing documents, the applicable rules would be the same, but shareholders would have to research Irish law in order to determine the applicable rules rather than simply read the more easily accessible articles. Whether or not an underlying difference in law is also reflected in the New Eaton Articles, the unbundling analysis is the same: a separate proposal with respect to the difference is not required because the difference merely follows from the applicability of Irish law upon consummation of the merger and there is no ability to retain the provisions currently applicable to Eaton shareholders.

Another category of differences between the Eaton and New Eaton governing documents are those intended to preserve the rights of Eaton shareholders. For example, although there is no provision in the Eaton governing documents expressly conveying to the Eaton board the power to declare dividends in the form of shares of Eaton without shareholder approval, the Eaton board has this power as a matter of Ohio statutory law. Under Irish law, by contrast, the board of an Irish company may not declare dividends in the form of shares of the company without shareholder approval unless there is a specific provision in its articles authorizing the board of directors to take such action. Therefore, in order to preserve the current powers of the Eaton board following the merger, Eaton has included a provision in the New Eaton Articles to allow share dividends to be made without shareholder approval (see article 109 of the New Eaton Articles). As acknowledged in the correspondence relating to the Covidien transaction noted above, changes to governing documents that are necessary to avoid a change in shareholder rights or board powers need not be unbundled.

Finally, some of the differences between the Eaton and New Eaton governing documents are due to Irish legal requirements that certain provisions be included in the articles of association of an Irish public limited company. For example, New Eaton will have €40,000 in authorized share capital (which the Registration Statement refers to as the Euro Share Capital), which is not provided for in the Eaton articles or regulations. This Euro Share Capital provision is necessary in order to satisfy statutory requirements for the incorporation of all Irish public limited companies.

Securities and Exchange Commission

Attention: Craig Slivka

For all of the reasons set forth above, we believe that “unbundling” of the provisions of the New Eaton Articles that differ from the Eaton articles and regulations is not required.

In response to the Staff’s comment and in order to provide further clarification to Eaton shareholders, we have further revised the “Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares” set forth on page 169 to explain the reasons for the various changes to the rights of the shareholders.

Why will the place of incorporation of New Eaton be Ireland?, page 7

2.	We note that in response to comment 21 of our letter dated July 19, 2012, you have revised your disclosure to note that Irish rules surrounding taxation are more typical of the rules found in most developed countries. Please further revise your disclosure to specifically state how this will impact your company and why you chose Ireland for this reason. If the effect will be lower corporate tax rates, please state this point clearly. In particular, we note your disclosure on page 64 regarding the $160 million in potential tax benefits. Please also clarify that this is $160 million in potential annual tax benefits.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 64 of Amendment No. 2.

Securities and Exchange Commission

Attention: Craig Slivka

Questions and Answers About the Transaction and the Special Meetings, page 1

Q: What shareholder vote is required to adopt the various proposals at the Eaton special meeting?, page 3

Q: What proposals are being voted on at the Cooper special meetings?

Q: What shareholder vote is required to adopt the various proposals at the Cooper special meeting?

3.	We note your revisions to these sections in response to comments 17 and 19 of our letter dated July 19, 2012. However, we continue to believe that the information in these sections is overly complex and should be revised to present the information clearly and concisely. For example, we do not believe the description of the purpose of each of the proposals needs to be included in the section “What proposals are being voted on at the Cooper special meetings?”, but this can be addressed in a stand-alone section. Further, we not that this information has been presented more concisely in the descriptions of the special meetings, such as in the chart on page 51. Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 4 and 5 of Amendment No. 2.

Summary, page 12

Expenses Reimbursement Agreement, page 34

4.	We note your revisions in response to comment 30 of our letter dated July 19, 2012. Please disclose the transaction-related costs for both Eaton and Cooper, to the extent possible.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 2.

The Transaction, page 55

Background of the Transaction, page 55

5.	We note your revised disclosure on page 58 that the transaction was not economically feasible unless the parent company had a non-U.S. location due to “material competitive advantages currently enjoyed by Cooper.” Please revise your disclosure to specify the specific material competitive advantages. If one of the advantages is lower corporate tax rates, please state this point clearly.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 2.

Securities and Exchange Commission

Attention: Craig Slivka

Recommendation of the Eaton Board of Directors and Eaton’s Reasons for the Transaction, page 68

6.	We note your revised disclosure in response to comment 47 of our letter dated July 19, 2012. However, we continue to believe that your disclosure should be revised to provide specific examples for the broad categories of strategic and financial benefits that are currently listed, such as “operational cost efficiencies and incremental revenue opportunities” and “greater exposure to faster growing end markets.” In addition, please further enhance your disclosure by providing the basis for the expected generation of approximately $375 million in pre-tax operating synergies. In this regard, we note that a general statement that the synergies will be comprised of sales synergies and cost savings synergies does not demonstrate how the merger will enable Eaton to realize such synergies or provide shareholders with insight into management’s belief that the merger may result in such cost savings.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 64 of Amendment No 2.

Opinion of Cooper’s Financial Advisor, page 82

7.	We note your response to comment 52 of our letter dated July 19, 2012. We continue to believe that disclosure of the financial analyses and financial forecasts prepared by Cooper management and Eaton management and reviewed by Goldman Sachs is necessary for shareholders to understand the disclosure provided in this section. Please disclose such analyses and forecasts, including the bases for and the nature of the material assumptions used in such forecasts.

The Company respectfully advises the Staff that Cooper’s advisors are in discussions with the Irish Takeover Panel regarding this matter. Because those discussions are not yet completed, the financial forecasts have not been disclosed in Amendment No. 2.

Comparable Company Analysis, page 75

Selected Companies Analysis, page 84

Selected Precedent Transactions Analysis, page 85

8.	We note that in response to comments 48 and 53 of our letter dated July 19, 2012 the disclosure has been revised to provide a summary of the underlying data used to prepare the various analyses, such as the range and median values of the selected companies and transactions or the high, median, and low values for such companies or transactions. Please further revise the disclosure to provide the

Securities and Exchange Commission

Attention: Craig Slivka

underlying data for each company or transaction used in the analysis, as applicable.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 77, 78, 84 and 85 of Amendment No. 2.

9.	We note your disclosure added in response to comment 54 of our letter dated July 19, 2012. Please update the disclosure to disclose compensation received by Goldman Sachs for the two-year period ending as of the date of the document.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 2.

Interests of Certain Persons in the Transaction, page 88

10.	Please quantify the amounts of pro-rata target annual bonus for 2012 and the lump sum cash payment for each named executive officer that are included in the “Cash” column. See Instruction 4 to Item 402(t) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 92 to 95 of Amendment No. 2.

11.	For each payment that is a “double-trigger” payment, please specify the time-frame in which the termination or resignation must occur in order for the amount to become payable. See Instruction 5 to Item 402(t) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 89, 93 and 94 of Amendment No. 2.

The Transaction Agreement, page 127

12.	We note your revisions in response to comment 61 of our letter dated July 19, 2012. However, the disclaimer on page 131 continues to suggest that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws. Please remove or revise this disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 131 of Amendment No. 2.

Legal Proceedings Regarding the Transaction, page 112

13.	Please supplementally provide us with copies of the complaint for the legal proceeding listed in this section.

Securities and Exchange Commission

Attention: Craig Slivka

As requested, Simpson Thacher & Bartlett LLP, as counsel to Eaton, is submitting supplementally to the Staff under separate cover a copy of the amended complaint for the legal proceeding listed in this section.

Exhibit 99.5

14.	It does not appear that the proxy card has been marked “preliminary” as requested in comment 65 of our letter dated July 19, 2012. Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement.

In response to the Staff’s comment, the Company has revised its proxy card on Exhibit 99.5.

15.	Please revise the description of Proposal 3 to clarify the proposal that shareholders are being asked to vote on. See Question 169.07 of the Compliance and Disclosure Interpretation for Exchange Act Rules.

In response to the Staff’s comment, the Company has revised its proxy card on Exhibit 99.5.

*     *     *     *     *     *

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3443 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Marni J. Lerner
Marni J. Lerner